FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month   October   1998
                                        -----------


                                REUTERS GROUP PLC
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                 (Translation of registrant's name into English)


                    85 Fleet Street, London EC4P 4AJ, England
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                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                         Form 20-F [X]   Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]     No [X]

This Report is incorporated by reference in the prospectuses contained in Post Effective Amendment No. 2 to Registration Statement No. 33-16927 on Form S-8, Post-Effective Amendment No. 1 to Registration Statement No. 33-69694 on Form F-3, Post-Effective Amendment No. 1 to Registration Statement No. 33-90398 on Form S-8 and Post-Effective Amendment No. 1 to Registration Statement No. 333-7374 on Form F-3 filed by the registrant under the Securities Act of 1933.

FOR IMMEDIATE RELEASE
 CONTACT:   Robert Crooke                         Nancy Bobrowitz
            Media Relations                       Investor Relations
            Reuters America Inc.                  Reuters America Inc.
            212-603-3587                          212-603-3345



REUTERS AND DOW JONES & COMPANY SIGN NEWS DISTRIBUTION AGREEMENT
----------------------------------------------------------------

London, October 7, 1998 - Reuters and Dow Jones & Company have signed an agreement which will dramatically increase the availability of Dow Jones Newswires to Reuters customers in the financial markets worldwide.

The contract allows Reuters customers in most markets to subscribe to Dow Jones Newswires as an optional service. This means that financial markets professionals will, for the first time, be able to subscribe to the full Reuters and Dow Jones news services integrated on a single screen. Before this new agreement, a limited selection of Dow Jones news was available to Reuters customers in North America only.

Peter Job, Reuters chief executive, said: "This agreement creates a great convergence in the world of financial markets news. We believe our customers will relish the ability to view the Dow Jones and Reuters services seamlessly integrated. We are very pleased to be able to work closely with Dow Jones."

Peter Kann, chairman and chief executive officer of Dow Jones & Company, said:
"Reuters is the world's largest distributor of real-time financial data. We're very pleased to be able to make Dow Jones Newswires much more widely available to Reuters customers on a global basis."

Dow Jones Newswires are currently distributed on more than 285,000 screens worldwide, of which approximately 35,000 are Reuters screens. Reuters currently has over 450,000 users. The agreement announced today was made possible by Dow Jones' sale, earlier this year, of its former Telerate unit. Before the sale, the distribution of some Dow Jones Newswires was exclusive to Telerate.


Note to editors

Reuters (NASDAQ: RTRSY) supplies over 58,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters designs and installs trading room systems. It extensively uses internet technology for wider distribution of information and news. More details see WWW.REUTERS.COM/ABOUTREUTERS/MEDIA.

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Reuters is one of the world's largest news and television agencies with 2,035 journalists, photographers and cameramen in 169 bureaus serving 163 countries. News is published in 25 languages.

The Dow Jones Newswires provide real-time news for financial professionals across five asset classes: equities, fixed income, foreign exchange, commodities and energy. In addition to the Dow Jones Newswires, Dow Jones & Company (NYSE:
DJ) publishes The Wall Street Journal and its international and Interactive editions, Barron's and SmartMoney magazines and other periodicals, Dow Jones Indexes, Dow Jones Interactive and the Ottaway group of community newspapers. Dow Jones is co-owner of the CNBC television operations in Asia and Europe, and also provides news content to CNBC in the US.

                                      # # #
(20/98)

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

FOR IMMEDIATE RELEASE
 CONTACT:  Robert                                Nancy Bobrowitz
           Crooke                                Investor Relations
           Media Relations                       Reuters America Inc.
           Reuters America Inc.                  212-603-3345
           212-603-3587


REUTERS AND J.P. MORGAN SET UP NEW RISK INFORMATION COMPANY
-----------------------------------------------------------

                     REUTERS AND J.P. MORGAN SET UP NEW RISK
                               INFORMATION COMPANY

London, October 14, 1998 - Reuters, the global information and news group, has joined J.P. Morgan as the major shareholders in a new company, The RiskMetrics Group, which will offer specialized data and calculation tools for the risk management community.

The RiskMetrics Group will build upon existing J.P. Morgan risk estimation products, such as RiskMetrics(R) and CreditMetrics(R), to provide a unique source of information for risk managers. Reuters will supply financial market data to the new company, and plans to offer the finished products via its global network. The RiskMetrics Group will continue to offer the existing RiskMetrics(R) and CreditMetrics(R) products free of charge via the public Internet, as well as a new range of chargeable products.

The new company will combine Reuters strengths as the world's largest distributor of financial market data with the expertise built up within J.P. Morgan in risk estimation.

Krishna Biltoo, Director, Money Markets for Reuters and its representative on the RiskMetrics Group board, said: "The new entity adds significant dimensions in market and credit risk information to the global financial database available to Reuters customers. We are very pleased to draw upon the expertise developed at J.P.Morgan to enter this promising market."

Ethan Berman, formerly Managing Director and head of Morgan's risk products group and now the Chief Executive Officer of the new company, said: "The new entity will give us a more flexible, focused and responsive vehicle for delivering the risk management expertise of J.P. Morgan and other top-tier financial institutions to an expanding client base. The numerous requests we currently receive for new research, data analytics and training can be more easily met through a group whose sole focus is risk management."

The existing J.P. Morgan risk products, which will now be managed by the new company, are used by over 10,000 risk managers worldwide.

Note to editors

Reuters (NASDAQ: RTRSY) supplies the global financial markets and the news media with thewidest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching 457,000 users located in 57,200 organisations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,699 staff in 215 cities in 91 countries at 30 June 1998.

Reuters is the world's largest news and television agency with 2,035 journalists, photographers and camera operators in 169 bureaus serving 163 countries. News is published in 25 languages.

For more details see WWW.REUTERS.COM/ABOUTREUTERS/MEDIA.


                                      # # #
(21/98)


Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

FOR IMMEDIATE RELEASE
 CONTACT:  Nancy Bobrowitz                       Robert Crooke
           VP, Investor Relations                VP, Media Relations
           Reuters America Inc.                  Reuters America Inc.
           (212) 603-3345                        (212) 603-3587



REUTERS UNDERLYING REVENUE RISES 10% IN THIRD QUARTER
-----------------------------------------------------


London, October 22, 1998 - Reuters revenue for the third quarter of 1998 rose by an underlying 10% over the same period of last year. The strength of sterling during the quarter continued to hold back revenue growth with the result that at actual rates revenue grew 7% to (pound)761 million (US$ 1,294 million) compared to (pound)713 million (US$ 1,212 million) for the year ago quarter. Revenue for the nine months grew by 9% excluding the effects of currency and by 4% at actual rates to (pound)2,214 million (US$ 3,763 million) from (pound)2,122 million (US$ 3,607 million). All US dollar equivalents are converted at US$ 1.70, a rate prevailing on 30 September 1998.

Information products revenue grew by 9% at comparable rates in the quarter. Recurring revenue grew by 9% at comparable rates. Outright sales revenue grew 15% at comparable rates, reflecting continuing strong demand for risk management systems.

Transaction products revenue grew 13% at comparable rates. Instinet revenue growth increased to 27% from 15% in the second quarter, reflecting growth in the volume of shares traded through the Instinet system. Instinet's international revenue continued to show strong growth, up 68%. Dealing revenue rose by 1% at comparable rates.

Media and professional products revenue grew 3% at comparable rates, reflecting growth of 15% from our professional products, offset by a 3% decline in media revenue.

In Europe revenue grew 8% in the quarter at comparable rates, in line with the first half.

In Asia revenue declined by 1% at comparable exchange rates in the quarter. Trading conditions in most Asian countries remain difficult.

In America revenue grew 8% at comparable rates, compared to 6% the previous quarter and the year to date, reflecting steady growth in the demand for information products.

Chief executive Peter Job said:

"As we said in our half year results announcement, we expect a satisfactory underlying performance for the full year. Operating profit for this year at comparable exchange rates is currently projected to grow in double digits. With the uncertainty in financial markets, we have no clear view yet as to the degree of improvement in our performance that we expect in 1999. Our franchise remains solid and intact. We have been taking a cautious view of the future for quite some time and, in consequence, are already far on with a reorganisation designed to improve efficiency and profitability.

"In the second half of the year significant effort is being spent on the implementation of millennium and euro compliant releases of our products. These issues are progressing satisfactorily."


End


This news release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 1998 under the heading "Cautionary Statements". Copies of this Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.





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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              REUTERS GROUP PLC
                                              ------------------------------
                                              (Registrant)


Dated: December 14, 1998                      BY: /s/ J. B. Reid-Dodick
                                              ------------------------------
                                              John B. Reid-Dodick
                                              Attorney-in-Fact